SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 20th January, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                                        (Registrant)

Date January 20, 2004

             s.   Hermann Derbuch

               Chairman, President & CEO

 Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Twin Mining retains Renmark Financial Communications Inc.

Toronto, Ontario, January 20, 2005 Twin Mining Corporation (“Twin Mining”) (TWG:TSX) is pleased to announce that it has retained the services of Renmark Financial Communications Inc. (“Renmark”) to strengthen its investor relations activities.

About Renmark:

Established as one of the largest retail Investor Relations firm in Canada, offers a wide range of integrated investor and financial communication services. Their expert team – 25 experienced and strong professionals, is dedicated in providing efficient and comprehensive investor relations program. Renmark serves small, medium and large cap public companies traded on all North American Exchanges, making sure their visibility in the financial markets is maintained and growing. Renmark’s mission is to make sure the needs of their clients are well answered through their investor relations, media relations and corporate communications services. Renmark is devoted to communicate their clients’ stories to existing and potential shareholders and to the financial community.

About Twin Mining:

Twin Mining is a mineral exploration and development company with two promising diamond properties located in Canada's Eastern Arctic, gold properties under exploration in Quebec and a near production gold project located in Idaho, U.S.A.

The recently completed Full Feasibility Study for the Atlanta Gold Mine concludes that an economically mineable gold deposit has been identified. At a gold price of US$375 per ounce the study provides an IRR of 24.62 percent. Total cash cost is US$188 per ounce. Twin Mining is planning to bring Atlanta Gold into production within 12 months.

For further information contact:  Hermann Derbuch, P.Eng.,

                                                Chairman, President & CEO

            Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                                E-mail: info@twinmining.com

For Renmark Financial Communications Inc.: Tina Cameron: tcameron@renmarkfinancial.com

      Barry Mire: bmire@renmarkfinancial.com

                                                     Media -  Cynthia Lane : clane@renmarkfinancial.com

                                                                  Tel. : (514) 939-3989 www.renmarkfinancial.com